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[CENTERPULSE LOGO]

                                                        Centerpulse Ltd.
                                                        Andreasstrasse 15
                                                        CH-8050 Zurich

                                                        Phone +41 (0) 306 96 96
                                                        Fax +41 (0) 306 96 97
                                                        www.centerpulse.com
Date         Media Release
Page         June 12, 2002

NEWS   NEWS   NEWS   NEWS


CENTERPULSE TO CONCENTRATE ON CORE BUSINESS ASPECTS AND PLANS TO
SELL CARDIAC AND VASCULAR DIVISIONS

ZURICH, JUNE 12, 2002 - THE BOARD OF DIRECTORS OF CENTERPULSE, THE FORMER SULZER MEDICA, HAS DECIDED THAT THE COMPANY WILL FOCUS ON ITS CORE ACTIVITIES OF ORTHOPEDIC, SPINE AND DENTAL IMPLANTS AND BIOLOGICS. THE COMPANY THEREFORE PLANS TO DIVEST ITSELF OF ITS CARDIAC AND VASCULAR DIVISIONS AND HAS CONTRACTED THE LEHMAN BROTHERS INVESTMENT BANK TO ASSIST IN THIS ENDEAVOR.

The two Centerpulse Divisions to be sold include the business segments of mechanical and tissue heart valves and products for the treatment of vascular obstructions and diseases. The development of both these divisions has been very positive in the past. The Board of Directors nonetheless decided on this step to give greater focus to Centerpulse's business activities. The Executive Committee is confident that the 960 staff of the two Divisions will continue to perform at an outstanding level during the sale process.


Once the process is complete, the company will focus on its core businesses of hip and knee implants (Orthopedics Division), spine implants and instrumentation (Spine-Tech Division), dental implants (Dental Division) and biologics (Biologics Division).

Centerpulse will not comment on any potential timing or any other aspects of the process until a transaction is announced.

THE SAFE HARBOR STATEMENTS UNDER THE U.S. PRIVATE SECURITIES LITIGATION
REFORM ACT 1995
This report contains forward-looking statements including, but not limited to, projections of future performance of materials and products, financial conditions, results of operations and cash flows, containing risks and uncertainties. These statements are subject to change based on known risks detailed from time to time in the Company's Securities and Exchange Commission filings and other known and unknown risks and various other factors which could cause the actual results or performance to differ materially from the statement made herein.

MEDIA INQUIRIES:
Centerpulse Corporate Communications
Beatrice Tschanz
Mobile + 41 (0)79 407 08 78
Phone +41 (0)1 306 96 46
Fax +41 (0)1 306 96 51
E-mail: press-relations@centerpulse.com.Date


INVESTOR RELATIONS:

Anja Stubenrauch
Phone +41(0)1 306 98 25
Fax +41(0)1 306 98 31
E-mail: investor-relations@centerpulse.com
(Swiss Stock Market symbol: CEPN, New York Stock Exchange symbol: CEP) THIS NEWS RELEASE IS AVAILABLE ON THE INTERNET AT:
www.centerpulse.com (sulzermedica.com).
THE COMPANY`S QUARTERLY REPORT IS AVAILABLE UNDER:
www.centerpulse.com (www.sulzermedica.com) "Investors/Financial reports"